SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                           ----------------------

                               AMENDMENT NO. 1
                                     TO
                               SCHEDULE 13E-4

                        ISSUER TENDER OFFER STATEMENT
    (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                     MID-WISCONSIN FINANCIAL SERVICES, INC.
                                (Name of Issuer)

                    MID-WISCONSIN FINANCIAL SERVICES, INC.
                    (Name of Person(s) Filing Statement)

                        COMMON STOCK, $.10 PAR VALUE
                       (Title of Class of Securities)

                                  59560R108
                   (Cusip Number of Class of Securities)

                                GENE C. KNOLL
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                   MID-WISCONSIN FINANCIAL SERVICES, INC.
                            132 WEST STATE STREET
                              MEDFORD, WI 54551
     (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on behalf of the Person(s) Filing
      Statement)

                                   Copies to:
                             ARNOLD J. KIBURZ III
               RUDER, WARE & MICHLER, A LIMITED LIABILITY S.C.
                         500 THIRD STREET, SUITE 700
                                P.O. BOX 8050
                              WAUSAU, WI 54402

                              DECEMBER 14, 1998
                 (Date Tender Offer First Published, Sent or
                          Given to Security Holders)

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     This Amendment No. 1 amends and supplements the Issuer Tender Offer
 Statement on Schedule 13E-4 dated December 14, 1998 (the "Statement") relating to the tender offer by Mid-Wisconsin Financial Services, Inc., a Wisconsin corporation (the "Company"), to purchase up to 93,045 shares of its common stock, $.10 par value (the "Shares"), at a price, net to the seller in cash, without interest thereon, of $27.50 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 14, 1998 (the "Offer to Purchase") and the related Transmittal Form (which documents are collectively referred to herein as the "Offer"). Copies of the Offer to Purchase and Transmittal Form were filed as exhibits (a)(1) and (2), respectively, to the Statement.

     This Amendment No. 1 constitutes the final amendment to the Statement pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended, and General Instruction D to Schedule 13E-4.


 ITEM 8.  ADDITIONAL INFORMATION.

     Item 8 of the Statement is amended and supplemented to add the following:

          The Offer expired at 5:00 p.m., CST, on January 15, 1999. On January 22, 1999, the Company issued a press release announcing the results of the Offer, a copy of which is attached hereto as Exhibit
     (a)(8) and is incorporated herein by this reference.

          The number of Shares properly tendered and not withdrawn was 39,348, representing approximately 2.11% of the Shares outstanding prior to the Offer. Following the completion of the Offer, the Company will have 1,821,545 Shares outstanding.


 ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 of the Statement is hereby amended and supplemented to add the following:

     (a)  (8)  Form of Press Release issued by the Company dated January
               22, 1999.

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                             SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

                                   Mid-Wisconsin Financial Services, Inc.

 January 22, 1999                  By:  GENE C. KNOLL
                                        Gene C. Knoll
                                        President and Chief Executive
                                        Officer

                             EXHIBIT INDEX
                                  TO
                            AMENDMENT NO. 1
                                  TO
                            SCHEDULE 13E-4
                        DATED DECEMBER 14, 1998
                                  OF
                MID-WISCONSIN FINANCIAL SERVICES, INC.
             Pursuant to Section 102(d) of Regulation S-T
                        (17 C.F.R. <section>232.102(d))

     (a)  (8)  Form of Press Release issued by the Company dated January
               22, 1999.

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